                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                              THE FIRST YEARS INC.
                       (Name of Subject Company (issuer))

                              THE FIRST YEARS INC.
                       (Names of Filing Persons (issuer))

                          COMMON STOCK, $.10 PAR VALUE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    337610109
                      (CUSIP Number of Class of Securities)

                                  JOHN R. BEALS
          SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER
                              THE FIRST YEARS INC.
                                ONE KIDDIE DRIVE
                         AVON, MASSACHUSETTS 02322-1171
                                 (508) 588-1220
            (Name, address and telephone number of person authorized
            to receive notices and communications on behalf of filing
                                    persons)

                                 with a copy to:
                         STANFORD N. GOLDMAN, JR., ESQ.
               MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
                              ONE FINANCIAL CENTER
                           BOSTON, MASSACHUSETTS 02111
                                 (617) 542-6000

                            Calculation of Filing Fee

       Transaction valuation*                      Amount of filing fee:
            $12,833,400*                                 $2,567.00**

         *Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of up to 1,014,498 shares of common stock of The First Years Inc. at the maximum tender offer purchase price of $12.65 per share in cash.

         **An amount of $2,277.00 has previously been paid.

         [X] Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: $2,277.00
                  Form or Registration Number: Schedule TO
                  Filing Party: The First Years Inc.
                  Date Filed: November 21, 2001

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [   ]    third party tender offer subject to Rule 14d-1.
         [X]      issuer tender offer subject to Rule 13e-4.
         [   ]    going private transaction subject to Rule 13e-3.
         [   ]    amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

         This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO relates to the issuer tender offer of The First Years Inc., a Massachusetts corporation, to purchase up to 900,000 shares of its common stock, $0.10 par value per share, including the associated common stock purchase rights issued pursuant to the Common Stock Rights Agreement dated as of November 19, 2001 between The First Years Inc. and EquiServe Trust Company, N.A., as rights agent. The First Years offered to purchase these shares at a price not greater than $12.65 nor less than $10.65 per share, net to the seller in cash, without interest. The First Years' offer was made on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2001 and in the related Letter of Transmittal, which, as amended and supplemented from time to time, together constitute the tender offer. This Amendment No. 3, is intended to amend and supplement the Issuer Tender Offer Statement, and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

         Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The information in the Offer to Purchase and the related Letter of Transmittal, as amended or supplemented, is incorporated in this Amendment No. 3 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

         ITEM 4. TERMS OF THE TRANSACTION.

         Item 4 of the Issuer Tender Offer Statement on Schedule TO is hereby amended and supplemented by adding the following:

         The First Years' issuer tender offer expired at 12:00 midnight, Eastern time, on December 20, 2001. The First Years accepted for payment a total of 1,014,498 shares of its common stock at a purchase price of $12.65 per share.

         ITEM 11. ADDITIONAL INFORMATION.

         Item 11 of the Issuer Tender Offer Statement on Schedule TO is hereby supplemented and amended by adding the following:

         On December 28, 2001, The First Years issued a press release announcing the final results of its issuer tender offer, which expired on December 20, 2001. This press release is included as Exhibit (a)(5)(vii) to this Amendment No. 3 to the Schedule TO and is incorporated herein by reference.

         ITEM 12. EXHIBITS.

         Item 12 of the Issuer Tender Offer Statement on Schedule TO is hereby supplemented and amended by adding the following:

Exhibit Number                              Description
(a)(5)(vii)                                 Press Release, dated December 28, 2001

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2001

                                           The First Years Inc.

                                           by:      /s/ John R. Beals
                                              ----------------------------------
                                              John R. Beals
                                              Senior Vice President, Chief
                                              Financial  Officer and Treasurer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                              DESCRIPTION
(a)(1)(i)                  Offer to Purchase dated November 21, 2001.*
(a)(1)(ii)                 Letter of Transmittal.*
(a)(1)(iii)                Notice of Guaranteed Delivery.*
(a)(1)(iv)                 Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 21, 2001.*
(a)(i)(v)                  Supplement to Offer to Purchase**
(a)(2)                     Not applicable.
(a)(3)                     Not applicable.
(a)(4)                     Not applicable.
(a)(5)(i)                  Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients, dated November 21, 2001.*
(a)(5)(ii)                 Letter to shareholders dated November 21, 2001 from the Chairman, Chief
                             Executive Officer and President of The First Years Inc.*
(a)(5)(iii)                Guidelines for Certification of Taxpayer Identification Number on
                             Substitution Form W-9.*
(a)(5)(iv)                 Press Release, dated November 19, 2001.*
(a)(5)(v)                  Press Release, dated December 10, 2001.**
(a)(5)(vi)                 Press Release, dated December 21, 2001.***
(a)(5)(vii)                Press Release, dated December 28, 2001.
(b)                        Not applicable.
(d)(1)                     Common Stock Rights Agreement, dated November 19, 2001 (incorporated by reference to Exhibit 4.1 of The First Years Inc. Registration
                             Statement on Form 8-A filed on November 20, 2001) (SEC File no. 0-7024).
(g)                        Not applicable.
(h)                        Not applicable.


---------------------------
* Previously filed on Schedule TO
** Previously filed on Amendment No. 1 to Schedule TO
*** Previously filed on Amendment No. 2 to Schedule TO